[redacted]

15047061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH. DC 194 SECTION

SEC FILE NUMBER
8-39753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ecoban Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue, Suite 630
(No. and Street)

New York	**New York**	**10175**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. De Got — **(212) 805-8303**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Stephen P. De Got , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ecoban Securities Corporation ,as of **December 31,2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Howard C. Rosenberg
Notary Public, State of New York
No.: 01RO6113108
Qualified in New York County
Commission Expires 7/19/16

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ecoban Securities Corporation

Financial Statements

and Supplemental Schedules
with

Report of Independent Registered Public Accounting Firm

and Exemption Report
With

Review Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2014

ECOBAN SECURITIES CORPORATION
DECEMBER 31, 2014

TABLE OF CONTENTS

FARKOUH
FURMAN&FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Ecoban Securities Corporation

We have audited the financial statements of Ecoban Securities Corporation (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended at are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Ecoban Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ecoban Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and information for Possession of Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Ecoban Securities Corporation's financial statements. The supplemental information is the responsibility of Ecoban Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2015

ECOBAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS:		
Cash	$	80,277
Fees receivable		27,132
Note receivable - related party		169,946
Income taxes receivable		12,163
Deferred tax benefit		2,700
Prepaid expenses		8,719
TOTAL ASSETS	$	300,937

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	55,608
Commission payable		21,338
TOTAL LIABILITIES		76,946
STOCKHOLDER'S EQUITY:		
Common stock - $1 par value, 1,000 shares authorized, 103 shares issued and outstanding		103
Additional paid-in capital		172,382
Retained earnings		51,506
TOTAL STOCKHOLDER'S EQUITY		223,991
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	300,937

See Accompanying Notes to Financial Statements

ECOBAN SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE:		
Placement agent fees	$	972,725
Other fees		949,202
Interest income		1,446
TOTAL REVENUE		1,923,373
OPERATING EXPENSES:		
Commission expense		1,616,073
Compensation and benefits		71,980
Professional fees		74,420
Occupancy		17,518
Regulatory fees		14,557
Technology		3,579
Other expenses		8,024
TOTAL OPERATING EXPENSES		1,806,151
INCOME BEFORE PROVISION FOR INCOME TAXES		117,222
PROVISION FOR INCOME TAXES		17,787
NET INCOME	$	99,435

See Accompanying Notes to Financial Statements

ECOBAN SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL
BALANCE, JANUARY 1, 2014	$ 103	$ 134,382	$ (47,929)	$ 86,556
CAPITAL CONTRIBUTIONS	-	38,000	-	38,000
NET INCOME	-	-	99,435	99,435
BALANCE, DECEMBER 31, 2014	$ 103	$ 172,382	$ 51,506	$ 223,991

See Accompanying Notes to Financial Statements

ECOBAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	99,435
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Deferred taxes		18,700
Increase in operating assets:		
Fees receivable		(4,746)
Income taxes receivable		(1,820)
Prepaid expenses		(5,597)
Increase in operating liabilities:		
Accounts payable and accrued expenses		44,779
Commission payable		21,338
Net Cash Provided by Operating Activities		172,089
CASH FLOWS FROM INVESTING ACTIVITIES:		
Note receivable - related party		(169,946)
Net Cash Used In Investing Activities		(169,946)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		38,000
Net Cash Provided By Financing Activities		38,000
NET INCREASE IN CASH		40,143
CASH, BEGINNING OF YEAR		40,134
CASH, END OF YEAR	$	80,277

See Accompanying Notes to Financial Statements

ECOBAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Ecoban Securities Corporation, (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is typically compensated with service fees when acting as a placement agent in the underwriting of offerings. The Company also receives service fees related to its participation in road shows on behalf of various businesses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Fees Receivable
The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2014.

Revenue Recognition
Revenue is recognized in accordance with the terms respective agreements and where applicable, recognized on a pro-rata basis over the terms.

Revenue consists of placement agent fees, and consulting and road show fees which are included in other fees on the statement of operations.

Income Taxes
The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal, state and local income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized. The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes (Continued)
The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Subsequent Events
The Company has evaluated subsequent events and transactions through February 24, 2015 the date the financial statements were available to be issued, and determined that there are no material events that would require disclosure in the Company's financial statements.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2014, the amount in excess of insured limits was $-0-.

Revenue
During the year ended December 31, 2014, approximately 65% of the Company's revenues were from four customers.

NOTE 4 – INCOME TAXES

Components of income tax expense are as follows for the year ended December 31, 2014:

CURRENT EXPENSES:		
Federal	$	(630)
State and local		(283)
Total Current Expenses		(913)
DEFERRED TAX EXPENSE		18,700
TOTAL INCOME TAX EXPENSE	$	17,787

The components of the Company's deferred income tax assets and liabilities are as follows:

DEFERRED TAX ASSETS (LIABILITIES):		
Federal	$	2,300
State and local		400
TOTAL DEFERRED TAX ASSETS (LIABILITIES)	$	2,700

At December 31, 2014, the Company had no material unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in interest expense. As of December 31, 2014, the Company had not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

The Company files federal and state income tax returns in jurisdictions with varying statutes of limitations. The 2011 through 2014 tax years generally remain subject to examination by federal and state tax authorities.

NOTE 5 – COMMITMENTS

The Company leases office space in New York City on a month-to-month basis. Rent expense for the year ended December 31, 2014 amounted to $17,518.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2014, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, the Company has promissory note with the trustee of its owner. The note bears interest at a rate of 3% per annum and is due on demand. As of December 31, 2014, the note receivable amounted to $169,946 which included interest receivable of $1,446. The interest income on the note receivable from the related party amounted to $1,446.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014, the Company had net capital of $23,381, which was $18,381 in excess of its required net capital of $5,000. The Company's net capital ratio was 262.70%.

ECOBAN SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION - SCHEDULE I
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

TOTAL STOCKHOLDER'S EQUITY	$	223,991
Less non-allowable assets		200,610
NET CAPITAL		23,381
Minimum capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Capital in excess of minimum requirements	$	18,381
Ratio of aggregate indebtedness to net capital		262.70%

There are no material differences between this computation and the computation of the Company on its unaudited Form X-17A-5

See Report of Independent Registered Public Accounting Firm

ECOBAN SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION – SCHEDULE II AND III
DECEMBER 31, 2014

II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2014 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2014 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities at December 31, 2014.

FARKOUH FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Independent Accountant's Report on Applying Agreed-Upon Procedures On Schedule of Assessment and Payments (Form SIPC-7)

To the Stockholder of
Ecoban Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2014, which were agreed to by Ecoban Securities Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ecoban Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Ecoban Securities Corporation's management is responsible for the Ecoban Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farkouh, Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2015

ECOBAN SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

TOTAL REVENUES	$ 1,923,373
DEDUCTIONS:	
Other revenue not related either directly or indirectly to the securities business	
Interest Income related to a promissory note	1,446
TOTAL DEDUCTIONS	1,446
SIPC NET OPERATING REVENUES	$ 1,921,927
GENERAL ASSESSMENT @ .0025	$ 4,805
Less: Payments made with Form SIPC 6	1,041
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 3,764

See Agreed Upon Procedures Report of Independent Registered Public Accounting Firm

FARKOUH FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Ecoban Securities Corporation:

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Ecoban Securities Corporation identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Ecoban Securities Corporation claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Ecoban Securities Corporation stated that Ecoban Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Ecoban Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ecoban Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2015

ECOBAN SECURITIES CORPORATION
CRD# 29112/SEC #8-39753
521 FIFTH AVENUE, SUITE 630
NEW YORK, NEW YORK 10175

EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2014

Ecoban Securities Corporation, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the year ended December 31, 2014.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2014 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2014.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Ecoban Securities Corporation

I, Stephen Pelrgot, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date: 2/24/15

See Review Report of Independent Registered Public Accounting Firm